Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

June 12, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform you that the Company’s management will be participating in the following investor conference and group / institutional investor meetings:

Date	Organized by	Meeting details	Location	Timing
13-Jun-23	Goldman Sachs	44th Annual Global Healthcare Conference	California, US	08:40 to 17:15 hrs PDT (from 9:10 pm IST)
15-Jun-23	BofA Securities	Investor group meeting	Virtual	16:00 to 17:00 hrs IST
19-Jun-23	Kotak Securities	Investor group meeting	Hyderabad	10:00 to 11:00 hrs IST 14:00 to 17:00 hrs IST
20-Jun-23	JM Financial Institutional Securities	Investor group meeting	Hyderabad	10:00 to 11:30 hrs IST

Please note that the schedules of the aforesaid meetings are subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary, Compliance Officer and Head CSR

CC:-	New York Stock Exchange Inc.(Stock Code :RDY)

NSE IFSC Ltd